EXHIBIT 21.1

HARROW, INC. SUBSIDIARIES
as of December 31, 2023

Name of Subsidiary	State of Incorporation or Organization
ImprimisRx, LLC	Delaware
Imprimis NJOF, LLC	New Jersey
ImprimisRx NJ, LLC	New Jersey
Harrow Eye, LLC	Delaware
Harrow IP, LLC	Delaware
ImprimisRx Nashville, LLC	Delaware
Harrow Analytical Services, LLC	Delaware